Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments thereto may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such person contained herein, but shall not be responsible for the completeness and accuracy concerning the other signatories, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Date:	February 22, 2011	/s/ Neil W. Savage
Neil W. Savage

Date:	February 22, 2011	/s/ Kern M. Davis
Kern M. Davis

Date:	February 22, 2011	/s/ William W. Hood, III
William W. Hood, III